UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CARDCONNECT CORP.

(Name of Subject Company)

CARDCONNECT CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Jeffrey Shanahan

Chief Executive Officer and President

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mark Gordon

Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CardConnect Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2017, relating to the offer by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for consideration in the form of $15.00 net to the seller in cash, without interest, but subject to any required withholding of taxes, for each share validly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by First Data and Purchaser with the SEC on June 7, 2017.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 2. Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by (1) replacing clause (a) of the second bullet point under Section (d) – “Tender Offer” – with the following:

•	the representations and warranties of CardConnect set forth in Section 4.1(c)(ii) of the Merger Agreement (which relate to capitalization) shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be so true and correct that are de minimis;

and (2) adding a new paragraph immediately after the fourth paragraph of Section (d) – “Tender Offer” – to read as follows:

“On June 20, 2017, the waiting period applicable to the Offer under the HSR Act was terminated. As a result, the condition to the Offer Closing as described above in respect of the HSR Act has been satisfied.”

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by replacing the sentence under the heading “Legal Proceedings” with the following:

“On June 12, 2017, a purported stockholder class action complaint, captioned Scarantino v. CardConnect Corp., et al., Case No. 2:17-cv-02677-MMB, was filed in the United States District Court for the Eastern District of Pennsylvania. The complaint names as defendants CardConnect, the individual members of the CardConnect Board, First Data and Purchaser. The complaint alleges, among other things, that all defendants violated provisions of the Exchange Act by filing a Schedule 14D-9 recommendation statement with the SEC that contains materially incomplete and misleading statements and/or omits material information. The complaint also alleges that the individual members of the CardConnect Board, First Data, and Purchaser are secondarily liable for the alleged primary violations of provisions of the Exchange Act. The complaint seeks, among other things, injunctive relief and an award of attorneys’ fees and expenses.

On June 20, 2017, a purported stockholder class action complaint, captioned Rothman v. CardConnect Corp., et al., was filed in the United States District Court for the Eastern District of Pennsylvania. The complaint names as defendants CardConnect and the individual members of the CardConnect Board. The complaint alleges, among other things, that all defendants violated provisions of the Securities Exchange Act of 1934 by filing a Schedule 14D-9 recommendation statement with the SEC that contains materially incomplete and misleading statements and/or omits material information. The complaint also alleges that the individual members of the CardConnect Board are secondarily liable for the alleged primary violations of provisions of the Exchange Act. The complaint seeks, among other things, injunctive relief and an award of attorneys’ fees and expenses.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
Name:	Jeffrey Shanahan
Title:	Chief Executive Officer and President

Dated: June 21, 2017

[Signature Page to SC 14D-9]